Exhibit 99.3
EFUTURE ANNOUNCES UNAUDITED THIRD QUARTER 2013 FINANCIAL RESULTS

BEIJING —November 19, 2013 — eFuture Information Technology Inc. (Nasdaq: EFUT, the “Company” or “eFuture”), a leading provider of software and services in China’s rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial Highlights

●	Total revenue increased 8% year-over-year to RMB40.5 million (US$6.6 million).
●	Gross profit increased 2% year-over-year to RMB16.4 million (US$2.7 million).
●	Adjusted EBITDA was minus RMB0.7 million (US$0.1 million), compared to minus RMB1.0 million in the third quarter 2012.
●	Operating loss was RMB2.3 million (US$0.4 million), compared to an operating loss of RMB3.9 million in the third quarter 2012.
●	Net loss was RMB1.6 million (US$0.3 million), compared to a net loss of RMB2.1 million in the third quarter 2012.
●	Adjusted net loss was RMB0.4 million (US$0.07 million), compared to an adjusted net income of RMB0.3 million in the third quarter 2012.
●	Basic and diluted loss per share was RMB0.38 (US$0.06), as compared to basic and diluted loss per share of RMB0.52 in the third quarter 2012.
●	Adjusted diluted loss per share was RMB0.10 (US$0.02), as compared to adjusted diluted earnings per share of RMB0.07 in the third quarter 2012.

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented on the results. “eFuture’s momentum continued through the third quarter, with a 30% growth in service fee income and a 20% increase in newly signed contracts, reaching RMB70.2 million (US$11 million). The continued strength of our operating results is a testament to our well-established key client strategy allowing us to cross-sell our rich portfolio of products and services to existing clients.

“While our key client strategy allows us to leverage our broad array of capabilities to drive greater business value from large clients, due to the complex and highly customized nature of the contracts it has caused a slight delay in the completion time of some services. Nevertheless, the Company has always focused on enhancing cost structure to improve efficiency, and this has mitigated the pressure from delays in revenue recognition. Over the year, G&A expenses have been decreasing from 21.3% to 16.9%, and selling and distribution expenses have also been declining from 30.6% to 27.2%.

“The healthy growth of our robust contract pipeline also enables us to devote more time to further growth initiatives such as omni-channel solutions and myStore, which is a shopping social platform that connects and engages global consumers. Reinforced by our solid backlog, which recorded a total of RMB148 million by the end of the third quarter 2013, we have full confidence in the health of our business and customer demand for our smart products and services. With a slowly improving economic environment, our flexible cost structure and increasing traction from our new business initiatives, we are well positioned to build on our strong performance through the rest of 2013 and into 2014.”

THIRD QUARTER 2013 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter 2013 increased 8% to RMB40.5 million (US$6.6 million) from RMB37.5 million in the third quarter 2012.

Revenue Breakdown

	3Q12	3Q13
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software license sales	13,264	13,655	2,231	3%
Hardware sales	5,867	2,978	487	-49%
Service fee income	18,353	23,866	3,900	30%
Total	37,484	40,499	6,618	8%

Software license revenue for the third quarter 2013 increased 3% year-over-year to RMB13.7 million (US$2.2 million) from RMB13.3 million in the third quarter 2012. The increase was primarily attributable to increased sales in Department Store industry.

Hardware revenue in the third quarter 2013 decreased 49% year-over-year to RMB3.0 million (US$0.5 million) from RMB5.9 million in the third quarter 2012. The decrease was a result of the completion of a few one-off projects in Logistics and Shopping mall industries in the third quarter 2012.

Service fee income for the third quarter 2013 increased 30% year-over-year to RMB23.9 million (US$3.9 million) from RMB18.4 million in the third quarter 2012, which was primarily attributable to increased maintenance service fee income from key customers in Grocery industry.

Cost of Revenue

Cost of revenue for the third quarter 2013 increased 13% to RMB24.1 million (US$3.9 million) from RMB21.4 million in the third quarter 2012. Cost of revenue as a percentage of total revenue in the third quarter 2013 was 59.4%, compared to 69.3% in the previous quarter, and 57.0% a year ago.

Cost of Revenue Breakdown

	3Q12	3Q13
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software license sales	3,876	2,167	354	-44%
Cost of hardware sales	4,816	2,456	401	-49%
Cost of service fee	11,310	18,615	3,042	65%
Amortization of acquired technology	686	-	-	-100%
Amortization of software costs	683	831	136	22%
Total	21,371	24,069	3,933	13%

Gross Profit and Gross Margin

Gross profit increased by 2% year-over-year to RMB16.4 million (US$2.7 million) from RMB16.1 million in the third quarter 2012, and consolidated gross margin for the third quarter 2013 was 40.6%, compared with 43.0% in the third quarter 2012. The decrease in gross margin was mainly due to increased investment in staff cost to accomplish more service fee contracts in compare to the third quarter 2012.

Operating Expenses

Research and development (“R&D”) expenses for the third quarter 2013 increased 95% year-over-year to RMB1.2 million (US$0.2 million), or 2.9% of total revenue, compared with RMB0.6 million, or 1.6% of total revenue in the third quarter 2012. The increase in R&D expenses was primarily attributable to the termination of one R&D project which was charged to R&D expenses as a one-off accounting treatment.

General and administrative expenses (“G&A”) for the third quarter 2013 decreased 15% year-over-year to RMB6.7 million (US$1.1 million), representing 16.7% of total revenue, compared with RMB8.0 million, or 21.3% of total revenue in the third quarter 2012. The decrease in G&A expenses was primarily attributable to the attorney fee spent on a case with a customer in the third quarter 2012 and a decrease in bad debt provision as a result of an improvement in trade receivable collection.

Selling and distribution (“S&D”) expenses for the third quarter 2013 decreased 6% year-over-year to RMB10.8 million (US$1.8 million), representing 26.7% of total revenue, compared with RMB11.5 million, or 30.6% of total revenue in the third quarter 2012. The decrease in S&D expenses was primarily attributable to decreased sales commission, reflecting improved efficiency in generating sales.

Operating Loss

Operating loss in the third quarter 2013 was RMB2.3 million (US$0.4 million), compared to operating loss of RMB3.9 million in the third quarter 2012.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Third quarter 2013 net loss was RMB1.6 million (US$0.3 million), compared with a net loss of RMB2.1 million in the third quarter 2012. Adjusted net loss for the third quarter 2013 was RMB0.4 million (US$0.07 million), compared with an adjusted net income of RMB0.3 million in the third quarter 2012.

Basic and diluted loss per share in the third quarter 2013 was RMB0.38 (US$0.06), compared to basic and diluted loss per share of RMB0.52 in the third quarter 2012. Adjusted diluted loss per share was RMB0.10 (US$0.02), compared to adjusted diluted earnings per share of RMB0.07 in the third quarter 2012.

EBITDA

Adjusted EBITDA for the third quarter 2013 was minus RMB0.7 million (US$0.1 million), compared to minus RMB1.0 in the third quarter 2012.

Balance Sheet and Cash Flow

As of September 30, 2013, cash and cash equivalents were RMB35.1 million (US$5.7 million), a decrease of RMB44.3 million from RMB79.4 million as of December 31, 2012. The decrease was primarily attributable to the payment of annual bonuses for staff and the expenditure spent on customers’ projects in the first quarter.

Total accounts receivable as of September 30, 2013 decreased 2% to RMB24.7 million (US$4.0 million) from RMB25.2 million as of December 31, 2012. The decrease was a result of our continuous efforts to strengthen our balance sheet by improving on trade receivables collection.

Inventory and work in process as of September 30, 2013 increased 38% to RMB26.6 million (US$4.4 million) from RMB19.3 million as of December 31, 2012. The increase was primarily attributable to delayed projects which had not reached the point of revenue recognition.

For the quarter ended September 30, 2013, net cash used in operating activities was RMB0.4 million (US$0.07 million). Net cash used in investing activities was RMB3.9 million (US$0.6 million).

FOURTH QUARTER 2013 GUIDANCE

eFuture expects total revenue for the fourth quarter 2013 to be in the range of RMB77 million (US$12.6 million) to RMB83 million (US$13.6 million). Adjusted EBITDA for the fourth quarter 2013 is expected to be in the range of RMB8 million (US$1.3 million) to RMB12 million (US$2.0 million).

CONFERENCE CALL INFORMATION

eFuture’s management will host a conference call on November 20, 2013 at 8:00 a.m. (Eastern)/ 5:00 a.m. (Pacific)/ 9:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities.

To access the conference call, please dial:
Toll Free: U.S. Hong Kong China	1855 298 3404 800 905 927 4001 200 539
Toll: International Hong Kong U.S. Passcode:	+61 2 8524 5042 +852 5808 3202 +1 631 5142 526 eFuture

Please dial in at least 10 minutes before the call to ensure timely participation.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.e-future.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:
Toll Free: U.S. China Hong Kong	1866 846 0868 4001 842 240 800 966 697
International Toll:	+61 2 9641 7900
Replay Passcode:	7151 302
Replay End Date	November 27, 2013 23:59 US ET

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.1200 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2013 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries.  eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of March 18, 2013, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact: Troe Wen, Company Secretary eFuture Information Technology Inc. +86 10 52937699 ir@e-future.com.cn

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES				Exchange	rate	6.1200
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	37,224,364	33,180,047	5,421,576	13,264,366	13,654,871	2,231,188
Hardware revenue	11,304,164	19,508,055	3,187,591	5,867,089	2,978,430	486,672
Service fee revenue	51,529,510	55,386,202	9,050,033	18,353,121	23,866,180	3,899,703
Total Revenues	100,058,038	108,074,304	17,659,200	37,484,576	40,499,481	6,617,562

Cost of revenues
Cost of software revenue	(13,188,019)	(6,011,009)	(982,191)	(3,876,244)	(2,166,512)	(354,005)
Cost of hardware revenue	(9,662,676)	(16,381,955)	(2,676,790)	(4,815,972)	(2,455,713)	(401,260)
Cost of service fee revenue	(32,242,590)	(43,888,504)	(7,171,324)	(11,309,683)	(18,615,020)	(3,041,670)
Amortization of acquired technology	(4,042,853)	(286,000)	(46,732)	(685,832)	-	-
Amortization of software costs	(1,921,139)	(2,519,115)	(411,620)	(683,348)	(831,261)	(135,827)
Total Cost of Revenues	(61,057,277)	(69,086,583)	(11,288,657)	(21,371,079)	(24,068,506)	(3,932,762)

Gross Profit	39,000,761	38,987,721	6,370,543	16,113,497	16,430,975	2,684,800

Operating Expenses
Research and development expenses	(2,432,592)	(2,569,799)	(419,902)	(610,975)	(1,194,261)	(195,141)
General and administrative expenses	(23,236,929)	(20,383,465)	(3,330,632)	(7,971,294)	(6,744,601)	(1,102,059)
Selling and distribution expenses	(27,903,231)	(30,869,805)	(5,044,086)	(11,478,353)	(10,828,095)	(1,769,297)
Total Operating Expenses	(53,572,752)	(53,823,069)	(8,794,619)	(20,060,622)	(18,766,957)	(3,066,496)

Loss from operations	(14,571,991)	(14,835,348)	(2,424,076)	(3,947,125)	(2,335,982)	(381,696)

Other income (expenses)
Interest income	354,349	278,592	45,522	60,581	55,937	9,140
Gains on derivative liabilities	3,168	-	-	-	-	-
Other income	802,455	331,386	54,148	803,559	350,940	57,343
Foreign currency exchange gain/(loss)	15,906	(83,421)	(13,631)	8,227	(15,200)	(2,484)
Loss before income tax	(13,396,113)	(14,308,791)	(2,338,038)	(3,074,758)	(1,944,305)	(317,697)
Less: Income tax benefit	(5,852,627)	(1,703,379)	(278,330)	(937,151)	(313,522)	(51,229)
Net loss	(7,543,486)	(12,605,412)	(2,059,708)	(2,137,607)	(1,630,783)	(266,468)
Loss per share
Basic	(1.84)	(2.97)	(0.49)	(0.52)	(0.38)	(0.06)
Diluted	(1.84)	(2.97)	(0.49)	(0.52)	(0.38)	(0.06)
Basic Weighted-average Shares Outstanding	4,109,188	4,245,926	4,245,926	4,082,729	4,245,926	4,245,926
Fully-Diluted Weighted-average Shares Outstanding	4,109,188	4,245,926	4,245,926	4,153,046	4,245,926	4,245,926

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.1200
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	September 30,	September 30,
	2012	2013	2013
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	79,373,365	35,104,122	5,735,968
Trade receivables, net of allowance for doubtful accounts of ¥2,811,934 and ¥3,909,307 ($638,776), respectively	25,182,508	24,665,931	4,030,381
Refundable value added tax	5,000,709	3,430,798	560,588
Advances to employees	1,365,995	1,343,543	219,533
Advances to suppliers	-	29,511	4,822
Other receivables due from previously consolidated entities	405,000	-	-
Other receivables	2,174,556	2,323,085	379,589
Prepaid expenses	1,134,602	2,035,600	332,614
Inventory and work in process, net of inventory provision of ¥2,467,133 and ¥4,201,727($686,557), respectively	19,299,732	26,649,030	4,354,417
Total current assets	133,936,467	95,581,620	15,617,912
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($39,216), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥7,472,485 and ¥7,884,572 ($1,288,329), respectively	4,357,965	3,543,792	579,051
Intangible assets, net of accumulated amortization of ¥72,771,017 and ¥75,576,132 ($12,349,041), respectively	22,216,204	32,511,730	5,312,374
Goodwill	80,625,667	80,625,667	13,174,129
Deferred tax assets	7,899,110	9,559,613	1,562,028
Total non-current assets	115,098,946	126,240,802	20,627,582
Total assets	249,035,413	221,822,422	36,245,494

LIABILITIES AND EQUITY
Current liabilities
Trade payables	17,548,846	7,682,985	1,255,390
Other payables	16,920,421	14,253,444	2,328,994
Accrued expenses	25,196,276	6,680,719	1,091,621
Taxes payable	16,128,906	9,159,586	1,496,664
Advances from customers	47,519,612	69,672,846	11,384,452
Deferred tax liabilities, current portion	42,900	-	-
Total current liabilities	123,356,961	107,449,580	17,557,121

Equity
Ordinary shares, $0.0756 U.S. dollars par value; 6,613,756 shares authorized; 3,977,221 shares and 3,913,676 shares issued and outstanding, respectively	2,353,068	2,322,703	379,527
Additional paid-in capital	231,195,613	230,923,329	37,732,570
Treasury stocks	(1,602,451)	-	-
Statutory reserves	5,914,384	5,914,384	966,403
Accumulated deficits	(112,182,162)	(124,787,574)	(20,390,126)
Total equity	125,678,452	114,372,842	18,688,373
Total liabilities and equity	249,035,413	221,822,422	36,245,494

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES				Exchange rate	6.1200
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(7,543,486)	(12,605,412)	(2,059,708)	(2,137,607)	(1,630,783)	(266,468)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	1,492,445	1,445,792	236,241	501,814	462,299	75,539
Amortization of intangible assets	5,963,992	2,805,115	458,352	1,369,180	831,261	135,827
Gain on derivative liabilities	(3,168)	-	-	-	-	-
Loss on disposal of property and equipment	-	1,421	232	-	-	-
Allowance for doubtful accounts	2,300,859	2,170,182	354,605	663,829	242,225	39,579
Provision for loss in inventory and work in process	1,410,854	3,556,875	581,189	-	-	-
Compensation expenses	4,798,568	1,299,802	212,386	1,066,424	373,256	60,990
Deferred income taxes	(5,852,628)	(1,703,403)	(278,334)	(937,152)	(313,520)	(51,229)
Foreign exchange loss (gain)	(15,405)	82,195	13,431	(8,083)	34,897	5,702
Changes in assets and liabilities:
Trade receivables	(4,995,498)	(1,671,570)	(273,132)	(943,505)	(2,466,329)	(402,995)
Refundable value added tax	5,048,254	1,569,911	256,521	596,027	(100,989)	(16,501)
Advances to employees	67,464	6,347	1,037	4,313	(26,259)	(4,291)
Advances to suppliers	57,340	(29,511)	(4,822)	-	14,921	2,438
Other receivables	(3,990,456)	290,540	47,474	667,012	1,479	242
Prepaid expenses	(346,465)	(900,998)	(147,222)	981,058	658,815	107,650
Inventory and work in process	(8,555,589)	(10,906,172)	(1,782,054)	(3,228,678)	(2,292,549)	(374,600)
Trade payables	930,122	(9,865,861)	(1,612,069)	1,565,713	(1,506,872)	(246,221)
Other payables	(1,677,425)	(2,666,977)	(435,781)	(733,900)	(1,863,130)	(304,433)
Accrued expenses	(5,862,803)	(18,515,557)	(3,025,418)	745,474	(1,596,088)	(260,799)
Taxes payable	(3,046,042)	(6,969,320)	(1,138,778)	(281,831)	(3,876,437)	(633,405)
Advances from customers	15,803,981	22,153,234	3,619,809	12,510,960	12,632,691	2,064,165
Net cash provided by (used in) operating activities	(4,015,086)	(30,453,367)	(4,976,040)	12,401,048	(421,112)	(68,809)

Cash flows from investing activities:
Purchases of property and equipment	(1,985,809)	(638,690)	(104,361)	(361,195)	(214,106)	(34,985)
Payments for intangible assets	(10,751,186)	(13,100,641)	(2,140,628)	(3,805,291)	(3,726,536)	(608,911)
Cash received from disposal of property and equipment	-	5,650	923	-	-	-
Cash paid for share repurchases	(1,354,677)	-	-	(1,354,677)	-	-
Net cash used in investing activities	(14,091,672)	(13,733,681)	(2,244,066)	(5,521,163)	(3,940,642)	(643,896)

Cash flows from financing activities:
Net cash used in financing activities	-	-	-	-	-	-

Effect of exchange rate changes on cash and cash equivalents	15,405	(82,195)	(13,431)	8,083	(34,897)	(5,702)

Net decrease in cash and cash equivalents	(18,091,353)	(44,269,243)	(7,233,536)	6,887,968	(4,396,651)	(718,407)

Cash and cash equivalents at beginning of period	57,157,078	79,373,365	12,969,504	32,177,757	43,614,189	7,126,501
Cash and cash equivalents at end of period	39,065,725	35,104,122	5,735,968	39,065,725	39,217,538	6,408,094

Supplemental cash flow information
Income tax paid	1,571,915	3,796,612	620,361	-	-	-

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES	Exchange	rate	XX
NON-GAAP MEASURES OF PERFORMANCE

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2012	2013	2013	2012	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(14,571,991)	(14,835,348)	(2,424,076)	(3,947,125)	(2,335,982)	(381,696)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	4,042,853	286,000	46,732	685,832	-	-
Add back amortization of intangibles	1,921,139	2,519,115	411,620	683,348	831,261	135,827
Add back share-based compensation expenses	4,798,568	1,299,802	212,386	1,066,424	373,256	60,990
Adjusted non-GAAP operating loss	(3,809,431)	(10,730,431)	(1,753,338)	(1,511,521)	(1,131,465)	(184,880)
Add back depreciation	1,492,445	1,445,792	236,241	501,814	462,299	75,539

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(2,316,986)	(9,284,639)	(1,517,098)	(1,009,707)	(669,166)	(109,341)

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-15%	-14%	-14%	-11%	-6%	-6%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	4%	0%	0%	2%	0%	0%
Amortization of intangibles	2%	2%	2%	2%	2%	2%
Share-based compensation expenses	5%	1%	1%	3%	1%	1%
Adjusted non-GAAP operating loss	-4%	-10%	-10%	-4%	-3%	-3%
Depreciation	1%	1%	1%	1%	1%	1%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-2%	-9%	-9%	-3%	-2%	-2%

NON-GAAP EARNINGS PER SHARE
Net loss from continuing operations	(7,543,486)	(12,605,412)	(2,059,708)	(2,137,607)	(1,630,783)	(266,468)
Amortization of acquired software technology	4,042,853	286,000	46,732	685,832	-	-
Amortization of intangibles	1,921,139	2,519,115	411,620	683,348	831,261	135,827
Share-based compensation expenses	4,798,568	1,299,802	212,386	1,066,424	373,256	60,990
Adjusted Net Income/(Loss)	3,219,074	(8,500,495)	(1,388,970)	297,997	(426,266)	(69,651)

Adjusted non-GAAP diluted earnings/(loss) per share	0.78	(2.00)	(0.33)	0.07	(0.10)	(0.02)
Shares used to compute non-GAAP diluted earnings/ (loss) per share	4,109,188	4,245,926	4,245,926	4,153,046	4,245,926	4,245,926